

October 25, 2013

<u>Via E-mail</u>
Joseph E. Gonnella
Chief Executive Officer
Enerpulse Technologies, Inc.
2451 Alamo Ave SE
Albuquerque, NM 87106

> **Re:** **Enerpulse Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 30, 2013**
> **File No. 333-191471**

Dear Mr. Gonnella:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that we have issued comments in a letter dated October 8, 2013 regarding your Form 8-K current report originally filed on September 10, 2013. Once all of the comments we issue on the Form 8-K have been addressed please make conforming changes to the registration statement on Form S-1 based on any applicable comments. Please note that these conforming changes need to be done prior to the effectiveness of this Form S-1.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- Disclose that you are an emerging growth company;

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Registration Statement Cover Page

4. We note that there is a footnote (3) to the registration fee table but that there is no corresponding information in the table marked "(3)." Please revise to clarify what footnote (3) is referring to.

Outside Cover Page of Prospectus

5. Please state the offering price for the Freepoint Shares, Freepoint Warrant Shares, and Underwriter Resale Warrant Shares. In this regard we note the last paragraph under "Determination of Offering Price" on page 30.

6. It appears that you are offering for resale the Underwriter Resale Warrant from the first paragraph of the cover page. If so, please state a bona fide estimate of the offering price for the Underwriter Resale Warrant or explain the method by which the price is to be determined. We may have further comment when we review your response. We also note that this warrant offering is not listed under "The Offering," at page 13. Please advise or revise.

7. We note the statement that you "will not receive any proceeds from the sale of the shares by the selling stockholder or the sale of the Underwriter Resale Warrant by the underwriter." Please revise to also state, if true, that the company will not receive proceeds from the sale of the Underwriter Resale Warrant Shares.

8. We note that both Freepoint Commerce Marketing LLC and Roth Capital Partners, LLC are offering shares for resale. However here and throughout you only refer to Freepoint Commerce Marketing LLC as the "selling stockholder." Please revise here and throughout so that it is clear to investors that both entities are selling stockholders.

9. In this regard it appears from the offering price table that "Proceeds to the selling stockholder" may only be referring to proceeds to Freepoint Commerce Marketing LLC. Please revise so that proceeds to both Freepoint Commerce Marketing LLC and Roth Capital Partners, LLC are included in the table. In the alternative, take out of the proceeds table the selling shareholders and only illustrate the firm commitment proceeds to the company.

10. Also, we note on page 80 that "the selling stockholder and the underwriter and any brokers, dealers or agents, upon effecting the sale of any of the Resale Securities offered in this prospectus are 'underwriters' as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts." Please clarify at page 80 that Roth Capital Partners is an underwriter for the shares Roth Capital Partners is offering for resale.

Summary, page 8

Overview, page 8

11. Please disclose your revenues and net losses for your most recently completed fiscal year and interim stub. This will help to give investors a brief snapshot of your financial condition. Please also discuss your auditor's going concern

opinion. In addition, please state your monthly burn rate and the date you will run out of funds without addition of capital.

Risk Factors, page 18

Risks Relating to Our Business, page 18

We have a history of losses and may continue to incur losses in the future, page 18

12. Please revise to discuss your auditor's going concern opinion.

There is not now, page 25

13. Please tell us if you currently have a market maker.

Use of Proceeds, page 29

14. We note in the last paragraph that you expect to use the offering proceeds "for working capital and general corporate purposes." We regard this section as one of the most important in the prospectus because it tells investors what their money will be used for. Please either revise to present a quantified use of proceeds or to explain why you are unable to develop a plan to explain how the money will be used. Where a registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant should so state and discuss the principal reasons for the offering. Refer generally to Item 504 of Regulation S-K.

Determination of Offering Price, page 30

15. The last paragraph suggests that the Underwriter Resale Warrant may be sold at "prevailing market prices." It seems this would require a public trading market. With a view to revised disclosure please tell us whether there a public market for this warrant.

Principal Stockholders and Selling Stockholder, page 68

16. Please revise to provide the disclosure required by Item 507 of Regulation S-K regarding the information for the Underwriter Resale Warrant or advise.

Exhibits and Financial Statement Schedules, page 86

17. Please file Exhibit 5.1, the Opinion of Greenberg Traurig, prior to effectiveness so that we have sufficient time to review the opinion.

Exhibit Index

18. We note in several places incorporation by reference to a current report on Form 8-K filed on September 4, 2013. It appears that this may be reference to a Form 8-K filed on September 10, 2013. Please revise accordingly or please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Joseph E. Gonnella
Enerpulse Technologies, Inc.
October 25, 2013
Page 6

       Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any questions.

                                          Sincerely,

                                          /s/ Susan Block

                                        Susan Block
                                        Attorney Advisor

cc: Mark Lee
         Greenberg Traurig